March 10, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE: UQM Technologies, Inc.

Form 10-K for fiscal year ended March 31, 2008

Filed May 22, 2008, File No. 1-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated February 26, 2009:

Comment No. 1: We note your statement that "management believes that, as of March 31, 2008, [y]our internal control over financial reporting is effective". It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Response: The Company will affirmatively state its conclusions regarding the effectiveness of internal control over financial reporting in future filings.

Comment No. 2: We note that certifications filed as exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file amendments to your March 31, 2008 Form 10-K and June 30, 2008, September 30, 2008 and December 31, 2008 Forms 10-Q to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment to your Form 10-K and Forms 10-Q that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response: We have filed abbreviated amendments to our Form 10-K for the fiscal year ended March 31, 2008 and Forms 10-Q for the quarterly periods ended June 30, 2008, September 30, 2008 and December 31, 2008 that present the certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

In response to your request, we acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss any of our responses.

Very truly yours,

UQM Technologies, Inc.

/s/ Donald A. French

Donald A. French

Treasurer